Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated March 26, 2009 (December 10, 2009 as to the retroactive adjustment for change in reporting segments described in Note 23 and the subsequent event described in Note 26), relating to the consolidated financial statements of Dr Pepper Snapple Group, Inc. and subsidiaries (the “Company”) which report expresses an unqualified opinion on those financial statements and includes an explanatory paragraph regarding the allocation of certain general corporate overhead costs through May 7, 2008 from Cadbury Schweppes plc and the Company’s change in method of accounting for uncertainties in income taxes as of January 1, 2007 appearing in the Current Report on the Form 8-K dated December 10, 2009 of Dr Pepper Snapple Group, Inc.
/s/ DELOITTE & TOUCHE LLP
Dallas, Texas
December 11, 2009